Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2021 and 2020 – Glass House Brands, Inc.

Introduction

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided as of August 16, 2021 and should be read together with Glass House Brands Inc.’s (the “Company”) Unaudited Condensed Interim Consolidated Financial Statements and the accompanying notes as of June 30, 2021 and December 21, 2020 and for the three and six months ended June 30, 2021 and the audited Consolidated Financial Statements and the accompanying notes for the year ended December 31, 2020. The results reported herein have been prepared in accordance with U.S. GAAP and, unless otherwise noted, are expressed in United States dollars. Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Overview

The Company, formerly known as Mercer Park Brand Acquisition Corp., was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates in the state of California. The Company cultivates, manufactures, and distributes cannabis consumer packaged goods primarily to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s Subordinate Voting Equity Shares and Warrants are listed on the Aequitas NEO exchange, trading under the symbol “GLAS.A.U” and “GLAS.WT.U”. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered recorded office is 666 Burrard Street, Suite 1700 Park Place. Vancouver, British Columbia Canada V6C 2X8.

On January 31, 2020, pursuant to an Agreement and Plan of Merger (and various Securities Exchange Agreements) (the “Roll-Up Agreements”), a roll-up transaction (“Roll-up”) was consummated whereby the assets and liabilities of a combined group of investment fund entities were merged with and into GH Group, Inc., formerly known as California Cannabis Enterprises, Inc. (“GH Group”), whereby GH Group now owns and controls the assets from such entities previously merged into GH Group.

Reverse recapitalization

On June 29, 2021, Mercer Park Brand Acquisition Corp. consummated its qualifying transaction (the “Business Combination”) contemplated by an Agreement and Plan of Merger dated as of April 8, 2021, as amended, pursuant to which Mercer Park Brand Acquisition Corp. acquired indirectly 100% of the common equity interests of GH Group, i.e., the Class A and Class B common shares outstanding as well as assuming all outstanding warrants and incentive stock options of GH Group. As a result of the Business Combination, GH Group’s shareholders became the controlling shareholders of the Company. The Business Combination was effectuated by a reverse merger of a merger subsidiary of the Company’s subsidiary with GH Group, with GH Group as the surviving corporation and a majority-owned subsidiary of the Company’s subsidiary. GH Group is considered the acquirer for accounting and financial reporting purposes and the Business Combination is treated as a recapitalization of GH Group. Concurrent with the closing of the Business Combination, Mercer Park Brand Acquisition Corp. changed its name to Glass House Brands Inc.

Upon closing of the Business Combination, the Company indirectly acquired all of the issued and outstanding securities of GH Group with the exception of GH Group’s Preferred Shares resulting in an aggregate of 50,151,101 Subordinate Voting Shares (including Exchangeable Shares on an as-exchanged basis) of the Company issued and outstanding. The Company also issued 4,754,979 Multiple Voting Shares to certain founders of GH Group. In addition, 28,489,500 of the warrants previously issued and outstanding from Mercer Park Brand Acquisition Corp. were assumed and remain outstanding. Of the 50,151,101 Subordinate Voting Shares and (including Exchangeable Shares on an as-exchanged basis) issued and outstanding from the Business Combination, 731,360 Exchangeable shares are held in escrow pending any working capital adjustments. Additionally, 1,008,975 Subordinate Voting Shares related to the sponsors of Mercer Park Brand Acquisition Corp. were locked up by the Company. These shares are to be released from the lockup restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023. As of June 30, 2020, the Company released 392,819 Subordinate Voting Shares that were originally subject to lock up restrictions. Additional earnout payments consisting of up to an additional 6,306,095 of the Company’s Subordinate Voting shares are issuable to the sponsors of Mercer Park Brand Acquisition Corp. and all holders of record of the Company’s Subordinate Voting Shares, the Company subsidiary’s Exchangeable Shares, vested stock options and vested RSUs as of June 29, 2021 if the Company’s Subordinate Voting Shares meet certain share price targets through June 2023. In the event that the cash raised by Company and Subordinate Voting share price targets are not met, the earnout payments will be forfeited.

GH Group, Inc. was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification ("ASC") 805. This determination was primarily based on GH Group’s stockholders prior to the Business Combination having a majority of the voting interests in the Company following the closing of the Business Combination, GH Group’s operations comprising the ongoing operations of the Company, GH Group’s designees comprising a majority of the board of directors of Company, and GH Group’s senior management comprising the senior management of the Company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of GH Group issuing stock for the net assets of Mercer Park Brand Acquisition Corp., accompanied by a recapitalization. The net assets of Mercer Park Brand Acquisition Corp. are stated at historical cost, with no goodwill or other intangible assets recorded.

While Mercer Park Brand Acquisition Corp. was the legal acquirer in the Business Combination, because GH Group was deemed the accounting acquirer, the historical financial statements of GH Group became the historical financial statements of the Company upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of GH Group prior to the Business Combination; (ii) the combined results of the Company and GH Group following the closing of the Business Combination; (iii) the assets and liabilities of GH Group at their historical cost; and (iv) the Company’s equity structure before and after the Business Combination.

In accordance with applicable guidance, the equity structure of the Company has been restated in all comparative periods to reflect the number of Subordinate Voting Shares (including Exchangeable Shares on an as-exchanged basis) issued to GH Group’s shareholders in connection with the Business Combination on the statement of changes in shareholders equity and the footnotes to the consolidated financial statements. As such, the shares and corresponding capital amounts and earnings per share related to GH Group, Inc.’s Class A and B common shares prior to the Business Combination have been retroactively restated as shares reflecting an exchange ratio of 10.27078 shares established in the Business Combination Agreement.

COVID-19

In March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus, COVID-19. The pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, which has created significant uncertainties. The Company is unable to currently quantify the economic effect, if any, on the Company’s results of operations.

These developments could have a material adverse impact on the Company’s revenues, results of operations and cash flows. This situation is rapidly changing and additional impacts to the Company’s business may arise that the Company is not aware of currently. The ultimate magnitude and duration of COVID-19, including the extent of its overall impact on the Company’s results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.

Major Business Lines and Geographies

Glass House views its financial results under one business line – the creation of dominant, extensible CPG products and brands through cannabis cultivation, production, and sales. Glass House generates all of its revenue in the state of California.

While many cannabis businesses prioritized brand building and customer acquisition before securing a reliable product flow, the Company believes that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle, and a prerequisite for any other activity.

Cannabis Cultivation, Production, and Sales

Glass House operates greenhouse cultivation facilities in Carpinteria, California and its production facility is located in Lompoc, California.

Glass House generates revenue by selling its products both to its own and third-party dispensaries in California, including both raw cannabis, cannabis oil, and cannabis consumer goods. Glass House dispensaries are located in Santa Barbara, Santa Ana, and Berkeley, California.

Market Update and Objectives

The state of California represents the largest single market for cannabis in the U.S., with over $7 billion in revenues in 2020 and an adult population of over 31 million. The California market is highly fragmented, with over 6,000 cultivation licenses in operation, over 1,000 distribution licenses over 700 operational dispensaries and greater than 1,000 brands. With this backdrop, Glass House looks to use scale in cultivation and distribution (through its own dispensaries and third party retailers) to achieve economies of scale that allow Glass House to outperform competitors and build superior brand awareness and loyalty.

Results of Operations

The following are the results of our operations for the three months ended June 30, 2021 compared to three months ended June 30, 2020:

	Three Months Ended
	2021	2020
Revenues, Net	$18,674,277	$11,562,723
Cost of Goods Sold	10,079,539	6,029,804

Gross Profit	8,594,738	5,532,919

Operating Expenses:
General and Administrative	5,886,655	4,608,802
Sales and Marketing	1,006,747	427,164
Professional Fees	1,951,450	502,520
Depreciation and Amortization	738,402	617,114

Total Operating Expenses	9,583,254	6,155,600

Loss from Operations	(988,516)	(622,681)

Other Expense (Income):
Interest Expense	1,171,282	491,216
Interest Income	(16,136)	(64,492)
Loss on Investments	285,646	55,711
Loss (Gain) on Change in Fair Value of Derivative Liabilities	(154,000)	807,289
Loss on Extinguishment of Debt	-	389,056
Other Income, Net	(46,538)	(12,956)

Total Other Expense, Net	1,240,254	1,665,824

Loss from Operations Before Provision for Income Tax Expense	(2,228,770)	(2,288,505)
Provision for Income Tax Expense	2,487,951	1,366,110

Net Loss	$(4,716,721)	$(3,654,615)

Loss Per Share - Basic and Diluted	$(0.19)	$(0.16)

Weighted-Average Shares Outstanding - Basic and Diluted	24,262,497	23,191,563

Revenue

Revenue for the three months ended June 30, 2021 was $18.7 million, which represents an increase of $7.1 million or 62% from $11.6 million for the three months ended June 30, 2020. The increase in revenue was primarily due to an increase in cannabis production from the Company’s second greenhouse cultivation facility, which commenced operations in Q1 2020. The expansion of the cultivation facility was increased from 113,000 square feet during 2020 to over 390,000 square feet by the end of 2020. The Company’s wholesale and wholesale CPG revenue increased by $4.3 million or 54% for the three months ended June 30, 2021 from the three months ended June 30, 2020. The Company’s cannabis retail dispensaries also contributed consistent revenue growth, increasing $2.8 million, or 77%, in retail sales during the three months ended June 30, 2021 compared to retail sales during the comparative period in the prior year. This increase was primarily attributable to the Company’s new retail location of $1.7 million and modification to the reward and loyalty programs that resulted in a one-time favorable adjustment to revenue of $1.3 million.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the three months ended June 30, 2021 was $10.0 million, an increase of $4.0 million, or 67%, compared with $6.0 million for the three months ended June 30, 2020. Gross profit for the three months ended June 30, 2021 was $8.6 million, representing a gross margin of 46%, compared with a gross profit of $5.5 million, representing a gross margin of 48% for the three months ended June 30, 2020. The increase in cost of goods sold was primarily attributable to the Company’s increase in cultivation during the three months ended June 30, 2021. The decrease in gross margin is primarily due to increased product, labor and overhead costs associated with the Company’s cultivation expansion compared to the same period in the prior year.

Total Operating Expenses

Total operating expenses for the three months ended June 30, 2021 was $9.6 million, an increase of $3.4 million, or 56%, compared to total expenses of $6.2 million for the three months ended June 30, 2020. The increase in total expenses was attributable to the factors described below.

General and administrative expenses for the three months ended June 30, 2021 and June 30, 2020 was $ 5.9 million and $4.6 million, respectively, an increase of $1.3 million, or 28%. The increase in general and administrative expenses is primarily attributed to the Company’s initiatives of operational expansion and used to support corporate, cultivation and retail operations which resulted in increases in salaries and wages, stock based compensation and IT consulting fees of $0.6 million as well as increases to general operational accounts.

Sales and marketing expenses for the three months ended June 30, 2021 and June 30, 2020 were $1.0 million and $0.4 million, respectively, an increase of $0.6 million, or 136%. The increase in sales and marketing expenses is primarily attributed to the increase in the Company’s efforts related to digital media, marketing research and royalty expenses of $0.3 million. Sales and marketing expenses include trade marketing, point of sale marketing for our CPG product lines and promotions in various media outlets.

Professional fees for the three months ended June 30, 2021 and June 30, 2020 was $1.9 million and $0.5 million, respectively, an increase of $1.4 million, or 288%. The Company recognized increased legal fee of $0.6 million coupled with increased accounting and consulting professional fees of $0.9 million related to the RTO transaction and other initiatives that occurred during the second quarter of 2021.

Depreciation and amortization for the three months ended June 30, 2021 and June 30, 2020 was $0.7 million and $0.6 million, respectively, an increase of $0.1 million, or 20%. The increase is attributed to the growth of the Company’s operations through previous acquisition of iCANN which resulted in an increase of depreciation and amortization during the three months ended June 30, 2021.

Total Other Expense, Net

Total other expense for the three months ended June 30, 2021 was $1.2 million and total other expense for the three months ended June 30, 2020 was $1.7 million, a decrease of $0.4 million, or 26%. The decrease in total other expense was primarily due to an aggregate decrease of $1.3 million related to the change in fair value of derivative liabilities and loss on extinguishment of debt, offset by an increase in interest expense and loss on investments for an aggregate amount of $0.9 million.

Provision for Income Taxes

The provision for income tax expense for the three months ended June 30, 2021 was $2.5 million, an increase of $1.1 million, or 82%, compared to provision for income tax expense of $1.4 million for the three months ended June 30, 2020. The increase in provision for income taxes was directly impacted by the Company’s increase in operations and revenues for the current period.

The following are the results of our operations for the six months ended June 30, 2021 compared to six months ended June 30, 2020:

	Six Months Ended
	2021	2020
Revenues, Net	$33,914,558	$18,012,050
Cost of Goods Sold	19,877,824	11,015,647

Gross Profit	14,036,734	6,996,403

Operating Expenses:
General and Administrative	11,722,386	8,716,660
Sales and Marketing	1,495,282	781,589
Professional Fees	5,304,201	1,147,566
Depreciation and Amortization	1,462,856	1,148,519

Total Operating Expenses	19,984,725	11,794,334

Loss from Operations	(5,947,991)	(4,797,931)

Other Expense (Income):
Interest Expense	2,181,710	854,285
Interest Income	(32,222)	(162,833)
Loss on Investments	284,258	74,908
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(825,000)	936,988
Loss on Disposition of Subsidiary	6,090,339	-
Loss on Extinguishment of Debt	-	389,056
Other Income, Net	(40,514)	(27,769)

Total Other Expense, Net	7,658,571	2,064,635

Loss from Operations Before Provision for Income Tax Expense	(13,606,562)	(6,862,566)
Provision for Income Tax Expense	4,263,952	1,932,703

Net Loss	$(17,870,514)	$(8,795,269)

Loss Per Share - Basic and Diluted	$(0.74)	$(0.46)

Revenue

Revenue for the six months ended June 30, 2021 was $33.9 million, which represents an increase of $15.9 million or 88% from $18.0 million for the six months ended June 30, 2020. The increase in revenue was primarily due to an increase in cannabis production from the Company’s second greenhouse cultivation facility, which commenced operations in Q1 2020. The expansion of the cultivation facility was increased from 113,000 square feet during 2020 to over 390,000 square feet by the end of 2020. As a result of the expansion, the Company’s wholesale and wholesale CPG revenue increased by $11.5 million or 104% for the six months ended June 30, 2021 from the six months ended June 30, 2020. The Company’s cannabis retail dispensaries also contributed consistent revenue growth, and had an increase of $4.4 million, or 64%, in retail sales during the six months ended June 30, 2021 compared to retail sales during the comparative period in the prior year. This increase was primarily attributable to the Company’s new retail location of $3.2 million and modification to the reward and loyalty programs that resulted in a one-time favorable adjustment to revenue of $1.2 million.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the six months ended June 30, 2021 was $19.9 million, an increase of $8.9 million, or 80%, compared with $11.0 million for the six months ended June 30, 2020. Gross profit for the six months ended June 30, 2021 was $14.0 million, representing a gross margin of 41%, compared with a gross profit of $7.0 million, representing a gross margin of 39% for the six months ended June 30, 2020. The increase in cost of goods sold was primarily attributable to the Company’s increase in revenues during the six months ended June 30, 2021 which resulted in increased cost of goods sold. The Company’s gross profit for the six months ended June 30, 2021 as a percentage of revenues improved compared to the same period in the prior year as a result of the Company’s continual improvement in efficiencies in relation to its cultivation facilities during the year ended 2020 through June 30, 2021.

Total Operating Expenses

Total operating expenses for the six months ended June 30, 2021 was $20.0 million, an increase of $8.2 million, or 69%, compared to total expenses of $11.8 million for the six months ended June 30, 2020. The increase in total expenses was attributable to the factors described below.

General and administrative expenses for the six months ended June 30, 2021 and June 30, 2020 was $11.7 million and $8.7 million, respectively, an increase of $3.0 million, or 34%. The increase in general and administrative expenses is primarily attributed to the Company’s initiatives of operational expansion and used to support corporate, cultivation and retail operations which resulted in increases in salaries and wages and stock based compensation of $1.8 million as well as increases to general operational accounts.

Sales and marketing expenses for the six months ended June 30, 2021 and June 30, 2020 were $1.5 million and $0.8 million, respectively, an increase of $0.7 million, or 91%. The increase in sales and marketing expenses is primarily attributed to the increase in the Company’s efforts related to digital media, marketing research and promotions of $0.5 million. Sales and marketing expenses include trade marketing, point of sale marketing for our CPG product lines and promotions in various media outlets.

Professional fees for the six months ended June 30, 2021 and June 30, 2020 was $5.3 million and $1.1 million, respectively, an increase of $4.2 million, or 362%. The Company recognized increased legal fee of $1.3 million coupled with increased accounting and consulting professional fees of $3.0 million related to the Business Combination transaction and other initiatives that occurred during the first half of 2021.

Depreciation and amortization for the six months ended June 30, 2021 and June 30, 2020 was $1.5 million and $1.1 million, respectively, an increase of $0.3 million, or 27%. The increase is attributed to the growth of the Company’s operations through acquisitions and purchase of additional $3.1 million of fixed assets which resulted in an increase of depreciation and amortization during the six months ended June 30, 2021.

Total Other Expense, Net

Total other expense for the six months ended June 30, 2021 and June 30, 2020 was $7.7 million and $2.1 million, respectively, an increase of $5.6 million, or 271%. The increase in total other expense was due to $6.1 million expensed during the six months ended June 30, 2021 due to the deconsolidation of Field Investment Co, LLC a subsidiary and its subsidiaries Field Taste Matters, Inc., ATES Enterprises, LLC, and Zero One Seven Management, LLC for de minimis consideration to an unrelated party.

Provision for Income Taxes

The provision for income tax expense for the six months ended June 30, 2021 was $4.3 million, an increase of $2.4 million, or 121%, compared to provision for income tax expense of $1.9 million for the six months ended June 30, 2020. The increase in provision for income taxes was due to the Company’s increased revenue and operations compared to the same period in the prior year.

Non-GAAP Financial Measures

In addition to providing financial measurements based on GAAP, the Company provides additional financial metrics that are not prepared in accordance with GAAP. Management uses non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision-making, for planning and forecasting purposes and to evaluate the Company’s financial performance. These non-GAAP financial measures (collectively, the “non-GAAP financial measures”) are:

EBITDA	Net Loss (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization.

Adjusted EBITDA	EBITDA (Non-GAAP) adjusted for transaction costs, restructuring costs, share-based compensation, and other non-cash operating costs, such as changes in fair value of derivative liabilities and unrealized changes in fair value of investments.

Management believes that these non-GAAP financial measures assess the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies. Management also believes that these non-GAAP financial measures enable investors to evaluate the Company’s operating results and future prospects in the same manner as management. These non-GAAP financial measures may also exclude expenses and gains that may be unusual in nature, infrequent or not reflective of the Company’s ongoing operating results.

As there are no standardized methods of calculating these non-GAAP financial measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the GAAP financial measures presented herein. The Company uses these metrics to measure its core financial and operating performance for business planning purposes. In addition, the Company believes investors use both GAAP and non-GAAP measures to assess management’s past and future decisions associated with its priorities and allocation of capital, as well as to analyze how the business operates in, or responds to, swings in economic cycles or to other events that impact the cannabis industry. However, these measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies in the Company’s industry.

Non-GAAP financial measures are financial measures that are not defined under GAAP. The Company uses these non-GAAP financial measures and believes they enhance an investors’ understanding of the Company’s financial and operating performance from period to period. These non-GAAP financial measures exclude certain material non-cash items and certain other adjustments the Company believes are not reflective of its ongoing operations and performance.

These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity.

These non-GAAP financial measures have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under GAAP. For example, certain of these non-GAAP financial measures:

•	exclude certain tax payments that may reduce cash available to the Company;
•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;
•	do not reflect changes in, or cash requirements for, working capital needs; and
•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on debt.

Other companies in the cannabis industry may calculate these measures differently than the Company does, limiting their usefulness as comparative measures.

The following table provides a reconciliation of the Company’s net loss to Adjusted EBITDA (non-GAAP) for the three months ended June 30, 2021 compared to three months ended June 30, 2020:

	Three Months Ended
	2021	2020
Net Loss (GAAP)	$(4,716,721)	$(3,654,615)
Depreciation and Amortization	738,402	617,114
Interest Expense	1,171,282	491,216
Income Tax Expense	2,487,951	1,366,110
EBITDA	(319,086)	(1,180,175)
Adjustments:
Shared-Based Compensation	824,062	761,120
Stock Appreication Rights Expense	251,491	-
Loss on Equity Method Investments	285,646	55,711
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(154,000)	807,289
Loss on Extinguishment of Debt	-	389,056
Other Non-Recurring Items:
Acquisition Related Professional Fees	1,287,694	239,751
Adjusted EBITDA (non-GAAP)	$2,175,807	$1,072,752

Adjusted EBITDA (non-GAAP)

Adjusted EBITDA, a non-GAAP measure which excludes depreciation and amortization, interest expense, income taxes, share-based compensation, stock appreciation rights expense, loss on equity method investments, (gain) loss on change in fair value of derivative liabilities, loss on extinguishment of debt, and acquisition related professional fees was $2.2 million for the three months ended June 30, 2021 compared to $ 1.1 million for the three months ended June 30, 2020. The increase in adjusted EBITDA of $1.1 million for the three months ended June 30, 2021, is due to a higher gross profit partially offset by higher expenses.

The following table provides a reconciliation of the Company’s net loss to Adjusted EBITDA (non-GAAP) for the six months ended June 30, 2021 compared to six months ended June 30, 2020:

	Six Months Ended
	2021	2020
Net Loss (GAAP)	$(17,870,514)	$(8,795,269)
Depreciation and Amortization	1,462,856	1,148,519
Interest Expense	2,181,710	854,285
Income Tax Expense	4,263,952	1,932,703
EBITDA	(9,961,996)	(4,859,762)
Adjustments:
Shared-Based Compensation	2,430,524	1,317,812
Stock Appreication Rights Expense	251,491	-
Loss on Equity Method Investments	284,258	74,908
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(825,000)	936,988
Loss on Extinguishment of Debt	-	389,056
Other Non-Recurring Items:
Acquisition Related Professional Fees	4,474,145	479,502
Loss on Disposition of Subsidiary	6,090,339	-
Adjusted EBITDA (non-GAAP)	$2,743,761	$(1,661,496)

Adjusted EBITDA (non-GAAP)

Adjusted EBITDA, a non-GAAP measure which excludes depreciation and amortization, interest expense, income taxes, share-based compensation, stock appreciation rights expense, loss on equity method investments, (gain) loss on change in fair value of derivative liabilities, loss on extinguishment of debt, acquisition related professional fees, and loss on disposition of subsidiary was $2.7 million for the six months ended June 30, 2021 compared to a loss of $1.7 million for the six months ended June 30, 2020. The increase in adjusted EBITDA of $4.4 million for the six months ended June 30, 2021, is due to higher gross profit partially offset by higher operating expenses.

Selected Quarterly Information

A summary of selected information for each of the quarters presented is as follows:

	Revenues	Net Loss	Net Loss Per Share
June 30, 2021	$18,674,277	$(4,716,721)	$(0.19)
March 31, 2021	$15,240,281	$(13,153,793)	$(0.55)
June 30, 2020	$11,562,723	$(3,654,615)	$(0.16)
March 31, 2020	$6,449,327	$(5,140,654)	$(0.33)

Revenue increases for the quarters presented are primarily due to an increase in cannabis production from the Company’s second greenhouse cultivation facility, which commenced operations in Q1 2020. The expansion of the cultivation facility was increased from 113,000 square feet during 2020 to over 390,000 square feet by the end of 2020. Net loss for each of the quarters presented have remained relatively consistent with the exception of the quarter ended March 31, 2021. The increase in net loss was primarily due to the deconsolidation of Field Investment Co, LLC a subsidiary and its subsidiaries Field Taste Matters, Inc., ATES Enterprises, LLC, and Zero One Seven Management, LLC for de minimis consideration to an unrelated party.

Liquidity and Capital Resources

Overview

Historically, Glass House’s primary source of liquidity has been capital contributions made by equity investors and debt issuances. Glass House expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, Glass House may continue to raise equity or debt capital from investors in order to meet liquidity needs.

Financial Condition

Cash Flows

The following table summarizes Glass House’s consolidated statement of cash flows from continuing operations for the six months ended June 30, 2021 and 2020:

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
NET CASH USED IN OPERATING ACTIVITIES	$(1,943,296)	$(5,167,352)
CASH FLOWS FROM INVESTING ACTIVITIES:
NET CASH USED IN INVESTING ACTIVITIES	(2,268,330)	(5,697,779)
CASH FLOWS FROM FINANCING ACTIVITIES:
NET CASH PROVIDED BY FINANCING ACTIVITIES	133,956,710	10,884,880
NET INCREASE IN CASH AND CASH EQUIVALENTS	129,745,084	19,749
Cash and Cash Equivalents, Beginning of Period	4,535,251	2,631,886
CASH AND CASH EQUIVALENTS, END OF PERIOD	$134,280,335	$2,651,635

Cash Flow from Operating Activities

Net cash used in operating activities was $1.9 million for the six months ended June 30, 2021, a decrease of $3.3 million, or 62%, compared to $5.2 million for the six months ended June 30, 2020. The decrease in cash used was primarily due to an increase of $7.0 million of gross margin offset with increased cash used in operating activities as well as changes in operating assets and liabilities.

Cash Flow from Investing Activities

Net cash used in investing activities was $2.3 million for the six months ended June 30, 2021, a decrease of $3.4 million, or 60%, compared to $5.7 million for the six months ended June 30, 2020. This was primarily driven by the decrease in purchases of property, equipment, and investments as well as a decrease in issuance of notes receivables in the net amount of $3.5 million during the six months ended June 30, 2021, compared to the prior period.

Cash Flow from Financing Activities

Net cash provided by financing activities totaled $134.0 million for the six months ended June 30, 2021, an increase of $123.1 million, or 1,131%, compared to $ 10.9 million for the six months ended June 30, 2020. This was driven by cash proceeds received from the issuance of equity during the current period of $124.4 million, compared to nil during the six months ended June 30, 2020.

As previously noted, the Company’s primary source of liquidity has been capital contributions and debt capital made available from investors. The Company expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity capital from investors in order to meet liquidity needs. The Company does not have any committed sources of financing, nor significant outstanding capital expenditure commitments.

Contractual Obligations

Glass House has contractual obligations to make future payments, including debt agreements and lease agreements from third parties.

The following table summarizes such obligations as of June 30, 2021:

	2021	2022	2023- 2024	After 2024	Total
	(remaining)
Notes Payable from Third Parties	$16,139	$38,171	$83,263	$114,370	$251,943
Lease Obligations	314,968	633,127	1,270,379	2,660,015	4,878,489

Total Contractual Obligations	$331,107	$671,298	$1,353,642	$2,774,385	$5,130,432

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties During the Six Months Ended June 30, 2021

Private Placement

On January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. On June 29, 2021, all principal and accrued interest under the Senior Convertible Notes were converted to Preferred Shares.

Magu Farm Lenders Debt Transactions

During the year ended December 31, 2018, Magu Farm LLC (“Magu Farm”) issued approximately $9,925,000 in secured promissory notes convertible into equity interests (collectively, the “Magu Farm Convertible Notes”) in Magu Investment Fund LLC (“Magu Investment Fund”) to certain lenders who are affiliates of shareholders of the Company (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”)

On October 7, 2019, Magu Farm and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into the Company at the closing of the Roll-Up. Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the Co-Lending Agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. Effective March 1, 2020, KBIC assigned its balance of its respective Magu Farm Convertible Note (the “Kings Bay Note”) to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

Effective as of April 10, 2020, KBCM and the Company entered into an Assignment, Novation and Note Modification Agreement and a Security Agreement, pursuant to which, among other things, (a) the Company assumed all of Magu Farm LLC’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified, among other things, such that KBCM has the right to convert the Kings Bay Note into Class A Common Stock at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of the securities of the Company’s subsidiaries but expressly subordinated to the holders of the Senior Convertible Notes. As a result of the modification, the Company recorded a loss on extinguishment of debt due to modification for approximately $389,000 which is included as a component of other income, net in the accompanying Unaudited Condensed Interim Consolidated Statement of Operations. On June 29, 2021, all principal and accrued interest under the Kings Bay Note was converted to Preferred Shares, and the Kings Bay security interest was terminated by filing of a UCC-3 termination statement.

BFP Debt Transaction

During the six months ended June 30, 2021, the Company issued a $ 2,000,000 promissory note to Beach Front Properties, LLC. The debt matures in February 2023 and bears interest at 15.00 percent per year. On June 29, 2021, all principal and accrued interest under such promissory note was converted to Preferred Shares.

Qualified Equity Financing

In March 2021, the Company began to raise a Series A Preferred Stock Financing round of $12,000,000. The Preferred Stock will carry an annual 15.00 percent cumulative dividend in year 1. During March 2021, the Company raised $2,125,000 from certain parties recorded as debt. On June 29, 2021, all principal and accrued interest from such debt was converted to Preferred Shares.

Incubation Services

Effective January 1, 2019, GH Group and Magu Capital LLC, a California limited liability company (“Magu Capital”), entered into a Services and Incubation Agreement, pursuant to which Magu Capital agreed to perform certain advisory and business “incubation” services for GH Group (and incur certain fees and expenses on behalf of GH Group as part of and as performance for such services) in consideration of Glass House’s agreement to issue to Magu Capital, upon a date certain following the closing of the Roll-Up as reasonably determined by the board of directors of Glass House, a warrant to purchase a fixed number of Class A Common shares at an agreed upon strike price and no later than three years following the grant date. On June 28, 2021, GH Group notified Magu Capital of its termination of the Services and Incubation Agreement, and by extension the automatic exercise of Magu Capital’s warrant issued in connection with the Services and Incubation Agreement.

Proposed Transactions

Element 7 CA, LLC Transaction

Effective February 23, 2021 GH Group, Inc. entered into a Merger and Exchange Agreement with Element 7 CA, LLC (“E7”) whereby GH Group, Inc. would obtain all of the equity interest held by E7 in seventeen in-process license applications, some of which are partially owned. GH Group, Inc. is obligated to purchase all such interests of each license that meets the conditions for sale and E7 is obligated to sell such equity interests. The consideration of $1,500,000 for 100% of the E7’s equity interests in each license holding entity payable in shares of the Company (post-close of the transaction with Mercer Park Brand Acquisition Corp.) at $10 per share. Conditions to close include the closing of the Mercer Park merger, the availability of $25,000,000 for development of retail licenses, and the delivery by E7 of certain leases.

GH Group has executed an agreement with Element 7, LLC (“Element 7”) whereby GH Group has the right, subject to satisfactory completion of due diligence and other conditions, to acquire entities which are in the process of applying for up to 17 local retail cannabis licenses in California. A subsidiary of GH Group will have the right to acquire membership interests of Element 7 entities, by way of merger, in exchange for shares of the Company issued at $10.00 per share. This could result in the issuance of up to 2,400,000 shares in the amount up to $24 million.

Camarillo Farm Transaction

CEFF Camarillo Property, LLC (“CEFF Camarillo Propco”), CEFF Camarillo Holdings, LLC (“CEFF Parent”, and together with CEFF Camarillo Propco, the “CEFF Parties”) are the owners of the California Option Assets (as defined in the California Option Agreement (as defined below)), including, without limitation, that certain approximately 160-acre real property and agricultural facility located thereon, located at 645 Laguna Road, City of Camarillo, County of Ventura California (APN: 230-0-071-345) (the “Real Property”).

Pursuant to that certain Option Agreement (California Option Assets), dated December 28, 2018, by and among the CEFF Parties and GIPI (as defined below) Glass Investments Projects, Inc., a Delaware corporation (“GIPI”) (the “Original California Option Agreement”), as amended by (i) the First Amendment to Option Agreement (California Option Assets), dated March 23, 2020, by and among the CEFF Parties and GIPI (“First Amendment”) and (ii) the Second Amendment to Option Agreement (California Option Assets), dated February 20, 2021, by and among the CEFF Parties and GIPI (“Second Amendment”) (as amended by the First Amendment and Second Amendment, collectively, the “California Option Agreement”), GIPI holds an option to purchase the California Option Assets (the “Option” and collectively with all rights, option and interests held by GIPI in, to and under the California Option Agreement including, without limitation, the Real Property and other California Option Assets, the “Option Rights”).

Effective as of February 13, 2021, Glass House, Mercer Park (together with Glass House, “GH/MPBAC”) and GIPI entered into that certain letter agreement (the “Camarillo Acquisition Agreement”), pursuant to which, among other things, (i) GIPI agreed to sell the Option Rights to GH/MPBAC or their designee, and (ii) in acknowledgment of the Camarillo Acquisition Agreement being an interim agreement, GH/MPBAC and GIPI agreed to negotiate and document, for the transactions contemplated by the Camarillo Acquisition Agreement, the terms and conditions of the Definitive Agreements (as defined in the Camarillo Acquisition Agreement), including, without limitation, an Agreement to Assign an Option to Acquire Real Estate to be entered into by and among, GIPI, GH Camarillo LLC, a Delaware limited liability company and wholly-owned subsidiary of Glass House (“GH Camarillo”), as the designee of Glass House pursuant to the Camarillo Acquisition Agreement, and Mercer Park (the “Definitive Option PSA”). As of the date hereof, the Definitive Option PSA has not been finalized.

Effective as of February 20, 2021, GIPI exercised the Option via a letter which was delivered to the CEFF Parties pursuant to Section 2.3 of the California Option Agreement (the “Exercise Notice”). The Exercise Notice has been signed by the CEFF Parties to acknowledge, among other things, that GIPI has validly exercised the Option in accordance with the California Option Agreement.

Prior to the expiration of the Contingency Period (as defined in the Second Amendment), the CEFF Parties, as seller, and GH Camarillo, as buyer, will have agreed to negotiate in good faith and attempt to finalize a definitive purchase and sale agreement for the Real Property (the “Definitive Property PSA”) and other related agreements and instruments for the transactions contemplated by the California Option Agreement.

Effective as of February 20, 2021, and in connection with the Camarillo Acquisition Agreement, GIPI, GH Camarillo and Peninsula Escrow, Inc., a California corporation (“Escrow Holder”), have entered into that certain Escrow Agreement (Camarillo Acquisition Agreement) (the “Camarillo Acquisition Escrow Agreement”), pursuant to which, among other things, the Escrow Holder has agreed to hold, administer, and disburse a $2,000,000 cash deposit (the “COA Deposit”) in one or more segregated, interest-bearing money market accounts in accordance with the terms of the Camarillo Acquisition Agreement, and the express instructions provided by GH Camarillo.

Effective as of February 20, 2021, and in connection with the California Option Agreement, GH Camarillo, the CEFF Parties and Escrow Holder, have entered into that certain Escrow Agreement (California Option Agreement), pursuant to which, among other things, the Escrow Holder has agreed to hold, administer, and disburse the COA Deposit, and assuming GH Camarillo has not terminated the Camarillo Acquisition Agreement, the Camarillo Acquisition Escrow Agreement, the Definitive Option PSA or the Definitive Property PSA, on or before the expiration of the Contingency Period, an additional $8,000,000 cash deposit (the “Additional Deposit”) in one or more segregated, interest-bearing money market accounts in accordance with the terms of the California Option Agreement, and the express instructions provided by GH Camarillo.

On July 30, 2021 the Company amended its purchase agreement. The purchase price was increased by $12,888 to account for the Seller’s additional capital improvements with the amended purchase price being $118,902,888. The closing date was moved to two days after the seller resolves all notices of violation related to SoCal Greenhouse and the closing consideration will be $88,000,000 in cash plus a convertible promissory note (the “Camarillo Note”) issued to the seller for the remaining amount that bears no interest until certain entitlement conditions are met, more particularly the obtaining of local cannabis authorizations, and bears interest at 8% from such date. The principal and interest of the Camarillo Note is convertible at the election of the seller at any time at $10 per subordinate voting share. The Camarillo Note is secured at the Company’s election by either an escrow agreement funded by cash equal to the principal amount under the Camarillo Note or a first deed of trust to SoCal Greenhouse.

Critical Accounting Estimates

Use of Estimates

The preparation of the unaudited Condensed Interim Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of unaudited Condensed Interim Consolidated Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Estimated Useful Lives and Amortization of Intangible Assets

Amortization of intangible assets is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property, plant and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Leased Assets

In accordance with ASU 2016-02 “Leases”, the Company determines if an arrangement is a lease at inception. The Company elected the package of practical expedients provided by ASC 842, which forgoes reassessment of the following upon adoption of the new standard: (1) whether contracts contain leases for any expired or existing contracts, (2) the lease classification for any expired or existing leases, and (3) initial direct costs for any existing or expired leases. In addition, the Company elected an accounting policy to exclude from the balance sheet the right-of-use assets and lease liabilities related to short-term leases, which are those leases with a lease term of twelve months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgement in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. In adoption of ASC 842, the Company applied the practical expedient which applies hindsight in determining the lease term and assessing impairment of right-of-use assets by using its actual knowledge or current expectation as of the effective date. The Company also applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right of-use asset. Lessees are required to record a right of use asset and a lease liability for all leases with a term greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the combined balance sheet. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance ASC 470, “Accounting for Convertible Securities with Beneficial Conversion Features”, as those professional standards pertain to “Certain Convertible Instruments”. On January 1, 2021, Company early adopted ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Derivative Liabilities

The Company evaluates its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the unaudited Condensed Interim Consolidated Statements of Operations. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the unaudited Condensed Interim Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the Consolidated Balance Sheets date.

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred and included in the unaudited Condensed Interim Consolidated Statements of Operations. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the unaudited Condensed Interim Consolidated Statements of Operations immediately as a gain on acquisition.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, “Contingencies”, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805.

Share-Based Compensation

The Company has a share-based compensation plan comprised of stock options (“Options”) and stock appreciation rights (“SARs”), and restricted stock units (“RSU’s). Options provide the right to the purchase of one Subordinate Voting share per option. SAR’s provide the right to receive cash from the exercise of such right based on the increase in value between the exercise price and the fair market value of Subordinate Voting shares of the Company at the time of exercise. RSU’s provide the right to receive one Subordinate Voting share per unit.

The Company accounts for its share-based awards in accordance with ASC Subtopic 718-10, “Compensation – Stock Compensation”, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates the fair value using a closed option valuation (Black-Scholes) model. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the common shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, net of estimated forfeitures, which is generally the performance period and the related amount is recognized in the Condensed Interim Consolidated Statements of Operations.

The fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from management’s estimates, the share-based compensation expense could be significantly different from what the Company has recorded in the current period.

Financial Instruments

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered separately when determining whether their cash flows are solely payment of principal and interest. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or other comprehensive income (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in other comprehensive income.

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Changes in Accounting Policies Including Adoption

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s unaudited Condensed Interim Consolidated Financial Statements.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments—Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)” (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Company adopted ASU 2020-01 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s unaudited Condensed Interim Consolidated Financial Statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company early adopted ASU 2020-06 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s unaudited Condensed Interim Consolidated Financial Statements.

Financial Instruments and Other Instruments

Fair Value of Financial Instruments

Glass House’s financial instruments consist of cash and cash equivalents, accounts receivables, investments, notes receivable, trade payables, accrued liabilities, operating lease liabilities, derivatives, notes payable, acquisition consideration of assets and liabilities. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of June 30, 2021 and December 31, 2020 is the carrying values of cash and cash equivalents, accounts receivable, due from related party. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of June 30, 2021 and December 31, 2020, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in “Liquidity and Capital Resources ”.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments held in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Shares Outstanding

As of the date of this MD&A, the Company had 4,754,979 Multiple Voting Shares, 22,860,947 Subordinate Voting Shares, 27,290,154 Exchangeable Shares issued and outstanding. In addition, the Company had an aggregate of 33,417,748 warrants issued and outstanding. Additionally, as of the date of this MD&A, the Company has 2,055,543 stock options and 3,610,642 restricted stock units issued and outstanding.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. Forward looking statements include, but are not limited to: statements concerning the completion of, and matters relating to, the various proposed transactions discussed by the Company herein and the expected timing related thereto; the expected operations, financial results and condition of the Company; general economic trends; the regulatory and legal environment relating to cannabis in the United States; any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the United States and the States the Company operates; cannabis cultivation, production and extraction capacity estimates and projections; additional funding requirements; statements based on the Company’s Q2 2021 financial statements; the Company’s future objectives and strategies to achieve those objectives; the Company’s estimated cash flow, capitalization and adequacy thereof; and other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

The material assumptions used to develop such forward-looking statements, include, without limitation: the anticipated completion of the acquisition of the Greenhouse Option; the completion of the anticipated merger of the Company with certain subsidiary entities of Element 7 and that Element 7 will be successful in applying for the licenses; the anticipated receipt of any required regulatory approvals and consents; the expectation that no event, change or other circumstance will occur that could give rise to the termination of definitive agreements entered into or to be entered into in connection with the transactions discussed herein; that no unforeseen changes in the legislative and operating frameworks for the Company will occur; that the Company will meet its future objectives and priorities; that the Company will have access to adequate capital to fund its future projects and plans; that the Company’s future projects and plans will proceed as anticipated; that there will be no material adverse changes in the U.S. legal and regulatory environment relating to cannabis, customer growth, pricing, usage; data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources; and assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive intensity.

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond the Corporation’s ability to predict or control. Factors that could cause such differences include, but are not limited to: cannabis is a controlled substance under applicable legislation; the enforcement of cannabis laws could change; differing regulatory requirements across State jurisdictions may hinder economies of scale; legal, regulatory or other political change; the unpredictable nature of the cannabis industry; regulatory scrutiny; the impact of regulatory scrutiny on the ability to raise capital; anti-money laundering laws and regulations; any reclassification of cannabis or changes in U.S. controlled substances and regulations; restrictions on the availability of favorable locations; enforceability of contracts; general regulatory and licensing risks; California regulatory regime and transfer and grant of licenses; limitations on ownership of licenses; regulatory action from the Food and Drug Administration; competition; ability to attract and retain customers; unfavorable publicity or consumer perception; results of future clinical research and/or controversy surrounding vaporizers and vaporizer products; limited market data and difficulty to forecast; constraints on marketing products; effects of the COVID-19 pandemic; execution of the Company’s business strategy; reliance on management; the Greenhouse Option Acquisition and/or Element 7 Merger may not be completed or, if completed, may not be successful; ability to establish and maintain effective internal control over financial reporting; competition from synthetic production and technological advances; fraudulent or illegal activity by employees, contractors and consultants; product liability and recalls; risks related to product development and identifying markets for sale; dependence on suppliers, manufacturers, and contractors; reliance on inputs; reliance on equipment and skilled labor; service providers; litigation; intellectual property risks; information technology systems, cyber-attacks, security, and privacy breaches; bonding and insurance coverage; transportation; energy costs; risks inherent in an agricultural business; management of growth; risks of leverage; future acquisitions or dispositions; difficulty attracting and retaining personnel; and past performance not being indicative of future results.

Readers are cautioned that the factors outlined herein are not an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Corporation’s actual results, performance, or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.